Exhibit 99.1

ASX ANNOUNCEMENT

12 January 2018

International Consumer Electronics Show 2018 in Las Vegas - Update

The Directors of Integrated Media technology Limited (ASX:ITL; NASDAQ:IMTE) ("IMT" or the "Company") are pleased to update on the positive reviews of our latest glasses-free 3D products at the Consumers Electronics Show ("CES") 2018 held in Las Vegas.

Marvel Digital Limited ("MDL"), the Company's wholly owned subsidiary, is now exhibiting at Booth#6119, the North Hall of Las Vegas Convention Centre showcasing our (i) GOXD Memto™ Live Picture Frame, (ii) UHD 4K Glasses-free 3D Video Wall, (iii) 65" UHD 4K Glasses-free 3D Display and (iv) various glasses-free 3D tablets and smartphones.

In 2018, MDL introduces our glasses-free 3D technologies to consumers in Hong Kong for the initial product launch of the GOXD Memto™ Live Picture Frame together with our cloud based personal media storage. The GOXD Memto Live Picture Frame can bring professional 3D imagery to every home without the need to wear special 3D glasses. Dr. Herbert Lee, the CEO of IMT and MDL states: "our Memto™ Live Picture Frame with its picture ecosystem is groundbreaking and will allow consumers to enjoy high quality glasses-free 3D imagery at home at an affordable price." Mr. Perry Wong, our Product Director states: "the response of our GOXD Live Picture Frame at the CES has been overwhelmingly positive. Consumers and potential customers has given us many positive feedback on our GOXD Live Picture Frame." Mr. Jim Raymundo of CB Distributing stated, "The GOXD Live Picture Frame certainly would open the 3D experience to each home. I am excited on the potential for this product and look forward to seeing this product in USA.".

GOXD Memto™ Live Picture Frame

Various models of GOXD Memto™ Live Picture Frame unveiled at the CES 2018.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

UHD 4K Glasses-free 3D Video Wall
At our booth in the CES, our UHD 4K Glasses-free 3D Video Wall consisting of three 46" UHD 4K displays measuring 2.3 meters tall is now delivering stunning 3D visual experience to the attendees. Our Video Wall can come in different combinations of displays to fit in different venue size and requirement for digital advertising, entertainment and exhibition.

65" UHD 4K Glasses-free 3D Display
Our flagship 65" Glasses-free 3D Display with 140 degrees of viewing angle and UHD 4K resolution can bring lifelike visual experience to the audience at major entertainment and advertising venues. MDL's glasses-free 4K3D displays are available from 28" to 85".

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

3D Phones and Tablets

North Hall
6000-6099
6100-6199
Vehicle Technology
North Hall
6200-6299
6300-6399
Vehicle Technology
GOXD
Go • Extra Dimension
MARVEL
DIGITAL
LIMITED
FAST CHARGE
FAST WIRELESS CHARGER
GOXD

CES attendees experiencing our glasses-free products

To schedule a meeting to view and experience our glasses-free 3D products and solutions, please contact enquiries@marveldigital.com.

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

About IMT

Further information on IMT is available at www.imtechltd.com

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948